UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)

Comarco, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09066L105
(CUSIP Number)

Neal C. Bradsher 724 Fifth Avenue, 9th Floor New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,253,182

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER		[_]

3,253,182

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,253,182

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.92%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,253,182

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER		[_]

3,253,182

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,253,182

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.92%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

15,500

8.	SHARED VOTING POWER

3,253,182

9.	SOLE DISPOSITIVE POWER

15,500

10.	SHARED DISPOSITIVE POWER		[_]

3,253,182

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,268,682

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.09%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	09066L105

Item 1.	Security and Issuer.

Comarco, Inc., Common Stock (the "Shares") Comarco, Inc. 25541 Commercentre Drive Lake Forest, California 92630

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Broadwood Partners, L.P. ("Broadwood Partners"), Broadwood Capital, Inc. ("Broadwood Capital"), the general partner of Broadwood Partners and Neal C. Bradsher, the President of Broadwood Capital (each of Broadwood Partners, Broadwood Capital and Neal C. Bradsher may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

(b)
Broadwood Partners is a Delaware limited partnership with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019.  Broadwood Capital is a New York corporation with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019.  Neal C. Bradsher is a United States citizen whose principal business address is c/o Broadwood Capital, Inc., 724 Fifth Avenue, 9th Floor, New York, New York 10019.

	(c)	The Shares reported herein are held in the name of the Broadwood Partners and Neal C. Bradsher.

	(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 3,253,182 Shares.

As of the date hereof Broadwood Capital may be deemed to beneficially own 3,253,182 Shares.

As of the date hereof Neal C. Bradsher may be deemed to beneficially own 3,268,682 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  Except as set forth below, the Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to significantly increase shareholder value.  Among these alternatives are improvements to the Issuer's Board of Directors and management, as well as refinements to the Issuer's strategy that may improve its business focus, accelerate its progress with respect to its major growth opportunities, and realize the value of its non-strategic assets. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to shareholders, the Board of Directors and the management of the Issuer.

Richard T. LeBuhn, Senior Vice President of Broadwood Capital, serves on the Issuer's Board of Directors.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 3,253,182 Shares, constituting 34.92% of the Shares of the Issuer, based upon the 9,315,175 Shares deemed  outstanding1 as of July 31, 2012.

Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,253,182 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,253,182 Shares.

Broadwood Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 3,253,182 Shares, constituting 34.92% of the Shares of the Issuer, based upon the 9,315,175 Shares deemed outstanding1 as of July 31, 2012.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,253,182 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,253,182 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 3,268,682 Shares, constituting 35.09% of the Shares of the Issuer, based upon the 9,315,175 Shares deemed outstanding1 as of July 31, 2012.

Neal C. Bradsher has the sole power to vote or direct the vote of 15,500 Shares; has the shared power to vote or direct the vote of 3,253,182 Shares; has sole power to dispose or direct the disposition of 15,500 Shares; and has shared power to dispose or direct the disposition of 3,253,182 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

_______________________________________
1 This figure is based on the 7,610,629 shares outstanding as of July 31, 2012 reported by the Issuer to the Reporting Persons, adjusted to reflect warrants that are exercisable by the Reporting Persons.

(c)	Other than the transactions described in Item 6 of this amendment to Schedule 13D, the Reporting Persons have not engaged in any transactions related to the Shares in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Senior Secured Six Month Term Loan Agreement

On July 27, 2012, the Issuer, and its wholly-owned subsidiary, Comarco Wireless Technologies, Inc. ("CWT"), entered into a Senior Secured Six Month Term Loan Agreement (the "Loan Agreement") with Broadwood Partners.

Pursuant to the Loan Agreement, on July 27, 2012, Broadwood Partners made a $2,000,000 senior secured six month loan (the "Loan") to the Issuer and to CWT, as co-borrower. The Loan bears interest at 5% per annum, ranks senior in right of payment to all other indebtedness of the Issuer and is due and payable in full on January 28, 2013 (the "Maturity Date").

In connection with the Loan Agreement, the Issuer and CWT entered into certain additional agreements, which are described below (collectively, the "Related Debt Agreements"), primarily to secure the payment and performance by the Issuer and CWT of their respective obligations under the Loan Agreement.

The Loan Agreement contains customary representations and warranties of and affirmative and negative covenants on the part of the Issuer and CWT. The Agreement provides that the Loan, together with accrued interest, will become immediately due and payable upon the occurrence of an Event of Default, which is defined in the Loan Agreement to include each of the following, among others: (i) a failure of the Issuer to pay the principal of or accrued interest on the Loan, or any fees or charges required to be paid under the Loan Agreement, within five days of the due date thereof, (ii) any of the representations or warranties of the Issuer or CWT contained in the Loan Agreement prove to have been untrue or incorrect in any material respect, (iii) the Issuer or CWT breach of any of their respective material obligations under the Loan Agreement or any of the Related Debt Agreements which remains uncured for ten days following receipt of notice of the breach from Broadwood Partners; (iv) a failure by the Issuer to pay indebtedness in the amount of $50,000 or more owed to any other creditor, (v) the entry of one or more judgments against the Issuer in an aggregate amount of $50,000 or more which are not satisfied, discharged, stayed or bonded against within 30 days of the entry of the judgment or judgments, and (vi) the filing by the Issuer of a voluntary petition in bankruptcy or the Issuer's failure to obtain the dismissal, within 30 days, of a involuntary petition in bankruptcy against the Issuer.

Upon the occurrence and during the continuance of an Event of Default, interest on the Loan will accrue at the lesser of (i) 15% per annum or (ii) the highest rate permitted by applicable law.

Related Debt Agreements

Guaranty. CWT has entered into a Guaranty pursuant to which it has agreed to guarantee the payment and performance by the Issuer of its obligations under the Loan Agreement and those of the Related Debt Agreements to which the Issuer is a party.

Security Agreements. As security for the performance of their respective obligations under the Loan Agreement and the Related Debt Agreements, each of the Issuer and CWT has entered into a security agreement granting Broadwood Partners a first priority perfected security interest in all of its assets, including its intellectual property rights. These security agreements (the "Security Agreements") provide that, on the occurrence and during the continuance of an Event of Default, whether by the Issuer or CWT, Broadwood Partners will become entitled to take possession of and to sell the assets of the Issuer and CWT in order to recover the amounts due Broadwood Partners under the Loan Agreement and any other amounts that may be due and payable to Broadwood Partners under any of the Related Debt Agreements.

Pledge Agreement. As additional security for the payment and performance of its obligations under the Loan Agreement, the Issuer has entered into a Pledge Agreement (the "Pledge Agreement") pursuant to which it has pledged and delivered possession of all of CWT's outstanding shares to Broadwood Partners. The Pledge Agreement provides, among other things, that upon the occurrence and during the continuance of an Event of Default, Broadwood Partners will become entitled to transfer the CWT shares into its name, to vote those shares and, subject to applicable securities laws, to sell those shares in order to recover amounts owed to it by the Issuer.

Stock Purchase Agreement

Concurrently with the execution of the Loan Agreement, the Issuer and Broadwood Partners entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"). The Stock Purchase Agreement provides that Broadwood Partners will purchase up to 3,000,000 shares of the Issuer's common stock (the "Shares"), at a price of $1.00 per Share, subject to the following conditions: (i) during the six month term of the Loan, the Issuer will use its best commercial efforts to raise at least $3.0 million from the sale of additional equity securities to other investors, which may include other shareholders of the Issuer, and (ii) the Issuer remains in compliance with its covenants under the Loan Agreement. The Issuer will decide how many of those 3,000,000 Shares to sell to Broadwood Partners pursuant to the Stock Purchase Agreement, based primarily on the Issuer's cash requirements. The Stock Purchase Agreement provides that if, at any time during the next 12 months, the Issuer sells any shares of its common stock (or sells or issues securities that are convertible or exercisable into shares of common stock) at a price less than $1.00 per share, the Issuer will be required to issue outright to Broadwood Partners, without additional consideration, a number of additional shares (any such shares, the "Make-Whole Shares") sufficient to reduce the per share price paid by Broadwood Partners for the total number of the Shares and Make-Whole Shares issued under the Stock Purchase Agreement to that lower price.

Stock Purchase Warrants and Warrant Commitment Letter

As consideration for the Loan and Broadwood Partners' entry into the Stock Purchase Agreement, on July 27, 2012 the Issuer issued stock purchase warrants (the "Warrants") to Broadwood Partners entitling it to purchase up to a total of 1,704,546 shares of the Issuer's common stock (the "Warrant Shares"), at a price of $1.00 per Warrant Share, at any time during the next eight years.

On July 27, 2012, the Issuer also entered into a Warrant Commitment Letter which provides that if the Issuer raises less than $3.0 million from sales, described above, of equity securities to other investors during the next six months, then Broadwood Partners will receive an additional Warrant (the "Additional Warrant") entitling it to purchase, also at a price of $1.00 per share, the following applicable number of additional shares (the "Additional Warrant Shares"):

Amount of Equity Securities Sold to Other Investors	Number of Additional Warrant Shares
$3.0 million or more	0
More than $2.0 million, but less than $3.0 million	250,000
More than $1.0 million, but not more than $2.0 million	500,000
Less than $1.0 Million	1,000,000

The Warrants, including the Additional Warrant, provide that if the Issuer sells shares of its common stock (or any securities that are convertible or exercisable into shares of Issuer common stock) at a price less than $1.00 per share, then, subject to certain exceptions (including grants of stock incentives and sales of shares to officers, employees or directors under the Issuer's equity incentive plans and issuances of shares in business acquisitions), the exercise price of the Warrants, including the Additional Warrant, then outstanding will be reduced to that lower price and the aggregate number of Warrant Shares and Additional Warrant Shares purchasable by Broadwood Partners on exercise of the Warrants and the Additional Warrant will be proportionately increased.

The Warrants and the Additional Warrant also grant to Broadwood Partners the right to require the Issuer (i) to register the Warrant Shares and Additional Warrant Shares under the Securities Act of 1933, as amended (the "Securities Act") for possible resale ("Demand Registration Rights"), and (ii) to include the Warrant Shares and Additional Warrant Shares in any registration statement that the Issuer may file to register, under the Securities Act, the sale of Issuer shares for cash ("Piggy Back Registration Rights").

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Loan Agreement, dated July 27, 2012, by and among Issuer, Comarco Wireless Technologies, Inc. ("CWT") and Broadwood Partners, together with copies of the Guaranty, the Pledge Agreement, each of the Security Agreements, and a form of Promissory Note issued by the Issuer to evidence the Loan, attached as Exhibits B, C, D-1 and D-2 and F, respectively, to the Loan Agreement, incorporated by reference to the Issuer's Form 8-K filed on August 2, 2012.

Exhibit C: Stock Purchase Agreement, dated July 27, 2012, entered into by the Issuer with Broadwood Partners, incorporated by reference to the Issuer's Form 8-K filed on August 2, 2012.

Exhibit D: Form of the Common Stock Purchase Warrants issued by the Issuer to Broadwood Partners on July 27, 2012, incorporated by reference to the Issuer's Form 8-K filed on August 2, 2012.

Exhibit E: Warrant Commitment Letter, dated July 27, 2012, which provides for the possible issuance by the Issuer of the Additional Warrant to Broadwood Partners, incorporated by reference to the Issuer's Form 8-K filed on August 2, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher *
NEAL C. BRADSHER *

August 3, 2012

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Comarco, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 3rd day of August, 2012.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER

SK 22056 0001 1310382